UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended June 30, 2018
Commission File Number 001-38332
 __________________________________
QIAGEN N.V.
(Translation of registrant’s name into English)
 __________________________________
Hulsterweg 82
5912 PL Venlo
The Netherlands
__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

QIAGEN N.V.
Form 6-K

OTHER INFORMATION
On July 31, 2018, QIAGEN N.V. (NYSE: QGEN; Frankfurt, Prime Standard: QIA) issued a press release announcing its unaudited financial results for the quarter ended June 30, 2018. The press release is furnished herewith as Exhibit 99.1 and is incorporated by reference herein.
QIAGEN has regularly reported adjusted results, which are considered non-GAAP financial measures, to give additional insight into our financial performance as a supplement to understand, manage, and evaluate our business results and make operating decisions. We also use the adjusted results when comparing to our historical operating results, which have consistently been presented on an adjusted basis.
Adjusted results should be considered in addition to the reported results prepared in accordance with U.S. generally accepted accounting principles, but should not be considered as a substitute. Reconciliations of reported results to adjusted results are included in the tables accompanying the press release. We believe certain items should be excluded from adjusted results when they are outside of our ongoing core operations, vary significantly from period to period, or affect the comparability of results with the Company’s competitors and our own prior periods.
The non-GAAP financial measures used in this press release are non-GAAP net sales, gross profit, operating income, pre-tax income, net income and diluted earnings per share. These adjusted results exclude costs related to business integration, acquisition and restructuring related items, amortization of acquired intangible assets, non-cash interest expense charges as well as other special income and expense items. Management views these costs as not indicative of the profitability or cash flows of our ongoing or future operations and therefore considers the adjusted results as a supplement, and to be viewed in conjunction with, the reported GAAP results.
We use a measure of free cash flow to estimate the cash flow remaining after purchases of property, plant and equipment as required to maintain or expand our business. This measure provides us with supplemental information to assess our liquidity needs. We calculate free cash flow as net cash from operating activities less purchases of property, plant and equipment.
We also consider results on a constant currency basis. Our functional currency is the U.S. dollar and our subsidiaries’ functional currencies are the local currency of the respective countries in which they are headquartered. A significant portion of our revenues and expenses is denominated in euros and currencies other than the United States dollar. Management believes that analysis of constant currency period-over-period changes is useful because changes in exchange rates can affect the growth rate of net sales and expenses, potentially to a significant degree. Constant currency figures are calculated by translating the local currency actual results in the current period using the average exchange rates from the previous year’s respective period instead of the current period.
We use non-GAAP and constant currency financial measures internally in our planning, forecasting and reporting, as well as to measure and compensate our employees. We do not reconcile forward-looking non-GAAP financial measures to the corresponding GAAP measures due to the high variability and difficulty in making accurate forecasts and projections that are impacted by future decisions and actions. Accordingly, reconciliations of these forward-looking non-GAAP financial measures to the corresponding GAAP measures are not available without unreasonable effort. However, the actual amounts of these excluded items will have a significant impact on QIAGEN’s GAAP results.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: July 31, 2018

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 31, 2018

Table of Contents	Exhibit 99.1

QIAGEN reports results for second quarter and first half of 2018

•	Solid Q2 2018 performance:

◦	Net sales of $377.2 million (+8% actual, +6% at constant exchange rates, or CER) vs. 5-6% CER guidance

◦	Operating income margin of 14% of sales; adjusted operating income margin rises to 27% of net sales, driven by 2.2 percentage points improvement at CER

◦	EPS of $0.16; adjusted EPS $0.33 ($0.33 CER) vs. ~$0.31-0.32 CER guidance

◦	Free cash flow rises 98% to $94.1 million

•	Advancing our Sample to Insight portfolio:

◦	QuantiFERON latent TB test delivers solid double-digit CER growth; new international guidelines affirm the value of screening with modern blood test

◦	QIAstat-Dx receives very positive customer response in Europe as next-generation syndromic testing platform

◦	NGS-related sales set to achieve 2018 target for more than $140 million on growth from GeneReader NGS System and platform-agnostic solutions

•	QIAGEN reaffirms 2018 outlook for growth in net sales and adjusted EPS
Venlo, the Netherlands, July 31, 2018 - QIAGEN N.V. (NYSE: QGEN; Frankfurt Prime Standard: QIA) announced results of operations for the second quarter and first half of 2018, delivering on the target for net sales growth and exceeding on adjusted earnings per share while driving the expansion of its Sample to Insight portfolio of molecular testing solutions.
“Our results for the second quarter of 2018 demonstrated a solid performance and further progress toward our goals for an exciting year of growth,” said Peer M. Schatz, Chief Executive Officer of QIAGEN N.V. “We are on track to achieve our targets for higher sales and adjusted earnings while building momentum across our Sample to Insight portfolio and creating value for our customers and stakeholders.”
“All regions contributed to growth in the second quarter, led by 10% growth at constant exchange rates in the Americas region. Among the customer classes, Molecular Diagnostics advanced 10% CER thanks to continued strong growth of the QuantiFERON latent TB test at a 20% CER growth rate, dynamic gains in Personalized Healthcare on revenues from companion diagnostic co-development projects with pharmaceutical companies, and robust placements of the QIAsymphony flagship automation platform along with double-digit CER growth in related consumables. Our next-generation sequencing portfolio, which is set to represent about 10% of total sales in 2018, also continued to grow at a double-digit CER rate as we address the needs of customers for universal solutions as well as for a complete NGS workflow for gene panel testing with the GeneReader NGS System. We were also pleased with the Academia and Pharma customer classes maintaining good momentum, while sales in Applied Testing were impacted by the divestment of a portfolio of veterinary testing products in early 2018. We were particularly pleased with the very positive customer response to the European launch of QIAstat-Dx. Our next-generation platform is being recognized for delivering accurate syndromic insights, and we look forward to expanding the test menu and entering new geographic markets. QIAGEN is well-positioned to achieve the goals set for 2018 and make further progress on the mid-term targets set for 2020.”

Selected key figures

In $ millions (Unless indicated / EPS $ per share)	Q2 2018			H1 2018
	2018	2017	Change	2018	2017	Change
Net sales	377.2	349.0	8%	720.8	656.7	10%
			(6% CER)			(6% CER)
Operating income	53.3	22.4	138%	101.3	46.1	120%
Adjusted operating income(1)	101.0	88.0	15%	178.3	151.8	17%
Net income	36.8	14.0	164%	69.1	31.6	119%
Adjusted net income(1)	77.2	68.7	12%	136.8	119.5	14%
Diluted EPS(2)	$0.16	$0.06		$0.30	$0.14
Adjusted diluted EPS(1)(2)	$0.33	$0.30		$0.59	$0.51
	($0.33 CER)			($0.58 CER)

Net cash provided by operating activities(3)	118.0	69.4		166.2	129.5
Less purchases of property, plant and equipment	(24.0)	(21.9)		(42.9)	(37.9)
Free cash flow	94.1	47.4		123.4	91.6
(1) Adjusted figures exclude restructuring charges as detailed in accompanying reconciliation tables
(2) Weighted number of diluted shares (Q2 2018: 233.8 million, Q2 2017: 232.7 million) (H1 2018: 233.2 million, H1 2017: 233.8 million)
(3) H1 2018 Net cash provided by operating activities included $30 million payment for pre-paid royalties for Natera partnership
CER - Constant exchange rates. Tables may have rounding differences

Net sales by product category and customer class

	Q2 2018			H1 2018
	Net sales: $377.2 million			Net sales: $720.8 million
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Consumables and related revenues	$333	+6%	88%	$640	+6%	89%
Instruments	$44	+7%	12%	$81	+4%	11%

Molecular Diagnostics(1)	$187	+10%	49%	$348	+9%	48%
Applied Testing	$33	-3%	9%	$63	-1%	9%
Pharma	$74	+4%	20%	$145	+6%	20%
Academia	$83	+4%	22%	$164	+3%	23%
(1) Includes companion diagnostic co-development revenues (Q2 2018: $14 million, +81% CER and H1 2018: $22 million, +58% CER) and U.S. HPV sales (Q2 2018: $5 million vs. Q2 2017: $8 million and H1 2018: $9 million vs. H1 2017: $12 million)
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.

Net sales by geographic region

	Q2 2018			H1 2018
	Net sales: $377.2 million			Net sales: $720.8 million
	Sales (In $ m)	% CER change	% of sales	Sales (In $ m)	% CER change	% of sales
Americas	$180	+10%	48%	$339	+11%	47%
Europe / Middle East / Africa	$120	+4%	32%	$236	+4%	33%
Asia-Pacific / Japan	$77	+1%	20%	$144	0%	20%
Growth rates at constant exchange rates (CER), sales and sales contributions at actual FX rates. Tables may have rounding differences.
Second quarter 2018 results
Total net sales grew 8% at actual rates to $377.2 million in the second quarter of 2018 over the year-ago period, representing 6% growth at constant exchange rates plus two percentage points from positive currency movements against the U.S. dollar. Organic sales, which excludes business portfolio changes in both periods and acquisition contributions for the first 12 months, grew at a slightly faster pace at CER than overall sales. QIAstat-Dx sales were not meaningful in the second quarter of 2018, the period in which STAT-Dx (April 27,2018) was acquired. (As previously announced, QIAGEN expects about $7 million of sales from this launch the second half of 2018.)
Improving trends for both consumables and related revenues (+6% CER) and instruments (+7% CER) supported the performance in the second quarter of 2018. Among the customer classes, Molecular Diagnostics (+10% CER) advanced on double-digit CER gains for the QuantiFERON-TB test and solid growth in Personalized Healthcare, which was primarily due to higher revenues from companion diagnostic co-development projects. Applied Testing (-3% CER) sales declined due mainly to the divestment of the veterinary testing business in early 2018, but rose at a modest single-digit CER rate on an underlying basis. Pharma (+4% CER) benefited from single-digit CER growth in consumables amid flat instrument sales, while Academia (+4% CER) grew on a combination of higher sales of instruments and consumables.
Operating income was $53.3 million in the second quarter of 2018 compared to $22.4 million in the same period of 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired in business combinations - rose 15% to $101.0 million compared to $88.0 million in the year-ago period. The adjusted operating income margin rose to 27% of sales in the 2018 quarter compared to 25% in the same period of 2017, with results in 2018 supported by an adjusted gross margin of 71.5% of sales as well as the positive impact of efficiency programs launched during 2017.
Net income was $36.8 million, or $0.16 per diluted share (based on 233.8 diluted shares) compared to $14.0 million, or $0.06 per share (based on 232.7 million diluted shares) in the second quarter of 2017. Adjusted net income was $77.2 million, or $0.33 per share ($0.33 CER), compared to $68.7 million, or $0.30, in the year-ago period, with an adjusted tax rate of 20% in the second quarter of 2018 compared to 17% in the year-ago period.
First half 2018 results
Total net sales grew 10% at actual rates to $720.8 million in the first half of 2018 over the year-ago period, representing 6% growth at constant exchange rates plus four percentage points due to positive currency movements against the U.S. dollar. Organic sales, which excludes business portfolio changes in both periods and acquisition contributions for the first 12 months, grew at a slightly faster pace at CER. No meaningful acquisition revenues were recorded in the first half of 2018.
Operating income was $101.3 million in the first half of 2018 compared to $46.1 million in the same period of 2017. Adjusted operating income - which excludes restructuring and other items such as business integration, acquisition-related costs, litigation costs and the amortization of intangible assets acquired in business combinations - grew 17% to $178.3 million compared to $151.8 million in the year-ago period. The adjusted operating income margin rose to 25% of adjusted net sales in the first half of 2018 compared to 23% in the same period of 2017.
Net income was $69.1 million, or $0.30 per diluted share (based on 233.2 million diluted shares) compared to $31.6 million, or $0.14 per share (based on 233.8 million diluted shares) in the first half of 2017. Adjusted net income was $136.8 million, or $0.59 per share ($0.58 CER), compared to $119.5 million, or $0.51, in the year-ago period, with an adjusted tax rate of 20% in the first half of 2018 compared to 17% in the year-ago period.
Balance sheet and cash flows
At June 30, 2018, cash and cash equivalents increased to $674.4 million from $657.7 million at December 31, 2017. Net cash provided by operating activities was $166.2 million in the first six months of 2018, up from $129.5 million in the year-ago period, primarily due to the increase in net income during the first half of 2018, partially offset by $30.0 million of prepaid royalties in 2018 for the Natera partnership. Free cash flow for the first half of 2018 was $123.4 million, up from $91.6 million in the prior-year period, with purchases of Property, Plant and Equipment rising to $42.9 million in the first six months of 2018 from $37.9 million in 2017. Net cash used in investing activities was $120.5 million in the first six months of 2018, which included cash payments for acquisitions (net of cash acquired), compared to $79.5 million in the year-ago period. Net cash used in financing activities was $25.4 million compared to net cash provided by financing activities of $48.3 million in the first six months of 2017, which included $300.2 million of cash proceeds from the issuance of a German private placement ("Schuldschein") as well as $244 million of cash used for the capital repayment.
“While QIAGEN continued to demonstrate solid sales growth, our results also showed a significant gain of about 220 basis points in the adjusted operating income margin at constant exchange rates. This increase highlights the impact of our programs and initiatives to further improve our efficiency and effectiveness,” said Roland Sackers, Chief Financial Officer of QIAGEN N.V. “Our strong financial position, underpinned by our healthy balance sheet and increasing free cash flow, provides us with strategic flexibility to strengthen our businesses through targeted operational investments and acquisitions while improving returns to shareholders. We are also committed to returning $200 million through the current share repurchase program.”
Sustaining growth trajectory with Sample to Insight portfolio
QIAGEN is focused on growth opportunities for its Sample to Insight portfolio across the continuum of molecular testing from basic research to clinical healthcare. Among recent developments:

•
QuantiFERON-TB, QIAGEN’s gold-standard blood test for latent tuberculosis (TB) infection, continues to grow rapidly as authorities embrace screening with interferon gamma release assays (IGRAs), such as QuantiFERON-TB Gold Plus (QFT-Plus), as a more accurate and cost-efficient alternative to tuberculin skin tests. The World Health Organization (WHO) recently added IGRAs to its Essential Diagnostics List. Additionally, The United Nations’ International Organization for Migration (IOM), which provides healthcare to millions of displaced persons, selected QFT-Plus as its blood test for detection of this bacterial infection. Also in the second quarter of 2018, new guidelines from the American Academy of Pediatrics (AAP) recommended screening at-risk children as young as age two for latent TB infection, lowering the threshold from the previous level at age five. QIAGEN is also enhancing automation to make screening even more efficient and scalable through a new collaboration announced in July 2018 with Hamilton Robotics for pre-analytic workflows as a complement to plans to begin offering kits in Europe to enable the analysis of QFT-Plus on DiaSorin’s LIAISON-family of analyzers later this year.

•
QIAstat-Dx is off to a successful start in Europe and rapidly gaining recognition as the next-generation platform to provide insights into complex disease syndromes. The first two QIAstat-Dx tests are now launched in Europe, delivering sample to insight processing of extensive PCR (polymerase chain reaction) panels to evaluate respiratory and gastrointestinal syndromes. In June, QIAGEN also exhibited the QIAstat-Dx platform at the American Society of Clinical Oncology (ASCO) 2018 Annual Meeting for its potential for rapid interrogation of key oncology targets. Teams are also working as planned toward the U.S. regulatory submission of this system, along with the respiratory and gastrointestinal panel tests, for launch in 2019. A deep menu of additional tests is in development.

•
Next-generation sequencing (NGS) represents a rapidly growing portfolio at QIAGEN, with a target for more than $140 million of sales in 2018 compared to more than $115 million of sales in 2017. At the ASCO 2018 Annual Meeting, scientific studies highlighted QIAGEN’s liquid biopsy and tissue biopsy solutions on the GeneReader NGS System. The utility of this System was also expanded to offer the first complete Sample to Insight workflow for a range of hereditary diseases, with customizable target enrichment panels and integrated bioinformatics. Also during the second quarter, researchers at the Mayo Clinic in the U.S. published an important study in the Journal of the American Medical Association on the large-scale use of custom QIAseq panels to demonstrate associations between pancreatic cancer and inherited mutations in six genes.

•
In Personalized Healthcare, QIAGEN announced a partnership with Freenome, a leader in artificial intelligence solutions for genomics, to accelerate the development of companion diagnostics using NGS technologies in immuno-oncology in collaboration with pharma companies. QIAGEN is also accelerating the commercialization of solutions in this area, rolling out a Day-One Lab Readiness initiative with SRL, Inc., the largest clinical testing laboratory company in Japan to prepare for the introduction of new companion diagnostics simultaneous with new drug approvals in the country.

•
Differentiated technologies are solutions designed to leverage QIAGEN’s global leadership in sample processing and assays. A key area involves developing industry-leading advances for microbiome research, a fast-growing field with promise for improving health and the environment. In the second quarter, QIAGEN launched the DNeasy PowerSoil Pro Kit worldwide as the next generation of solutions for extraction of fungal and bacterial DNA from a range of soil samples. QIAGEN also introduced QIAseq 16S/ITS Panels for NGS, along with the UCP Multiplex PCR Kit, to give scientists the most complete, unbiased microbiome profiles available, with the aim of enhancing the scientific understanding of microbial communities.

Update on share repurchase program
During the second quarter of 2018, QIAGEN started a $50 million tranche of the $200 million share repurchase program announced in January 2018. As of July 27, 2018, a total of 1.1 million shares have been repurchased on the Frankfurt Stock Exchange at a volume-weighted average price of EUR 30.04 per share for EUR 35.0 million (approximately $40.7 million). Further information is available on the QIAGEN website (www.qiagen.com).
Outlook
QIAGEN reaffirms its guidance for total net sales growth of about 6-7% CER for full-year 2018 based on the solid performance in the first half of the year. This guidance includes anticipated sales of about $7 million during the second half of 2018 from the acquisition of STAT-Dx (April 27, 2018), as well as about one percentage point of headwind from reduced U.S. HPV test sales compared to 2017. QIAGEN also continues to expect adjusted diluted EPS of about $1.31-1.33 CER for full-year 2018. Based on exchange rates as of July 30, 2018, currency movements for full-year 2018 against the U.S. dollar are expected to have a positive impact on 2018 net sales of up to about one percentage point, but a negative impact of up to about $0.01 per share on adjusted diluted EPS. These expectations do not consider any further acquisitions that could be completed in 2018.
For the third quarter of 2018, total net sales are expected to rise about 6% CER, which includes up to about one percentage point of incremental growth the acquisition of STAT-Dx and the launch of QIAstat-Dx. Adjusted diluted EPS are expected to be about $0.33-0.34 CER. Based on exchange rates as of July 30, 2018, currency movements against the U.S. dollar are expected to have a negative impact on net sales of about two percentage points, and a negative impact of up to about $0.01 per share on adjusted diluted EPS.
Quarterly results presentation, conference call and webcast details
A presentation with additional information can be downloaded at http://www.qiagen.com/de/about-us/investors/corporate-calendar/. A conference call will be held on Wednesday August 1, 2018, at 15:00 Central European Time (CET) / 14:00 GMT / 9:00 Eastern Standard Time (EST). A live webcast will be made available at this website, and a replay will also be made available after the event.
Use of adjusted results
QIAGEN reports adjusted results, as well as results on a constant exchange rate (CER) basis, and other non-U.S. GAAP figures (generally accepted accounting principles), to provide additional insight into its performance. These results include adjusted gross margin, adjusted operating income, adjusted operating income margin, adjusted net income, adjusted diluted EPS, adjusted tax rates and free cash flow. Adjusted results are non-GAAP financial measures that QIAGEN believes should be considered in addition to reported results prepared in accordance with GAAP, but should not be considered as a substitute. Free cash flow is calculated by deducting capital expenditures for Property, Plant & Equipment from cash flow from operating activities. QIAGEN believes certain items should be excluded from adjusted results when they are outside of ongoing core operations, vary significantly from period to period, or affect the comparability of results with competitors and its own prior periods. Furthermore, QIAGEN uses non-GAAP and constant currency financial measures internally in planning, forecasting and reporting, as well as to measure and compensate employees. QIAGEN also uses adjusted results when comparing current performance to historical operating results, which have consistently been presented on an adjusted basis. Reconciliations are included in the tables accompanying this report.
About QIAGEN
QIAGEN N.V., a Netherlands-based holding company, is the leading global provider of Sample to Insight solutions that enable customers to gain valuable molecular insights from samples containing the building blocks of life. Our sample technologies isolate and process DNA, RNA and proteins from blood, tissue and other materials. Assay technologies make these biomolecules visible and ready for analysis. Bioinformatics software and knowledge bases interpret data to report relevant, actionable insights. Automation solutions tie these together in seamless and cost-effective workflows. QIAGEN provides solutions to more than 500,000 customers around the world in Molecular Diagnostics (human healthcare), Applied Testing (primarily forensics), Pharma (pharma and biotech companies) and Academia (life sciences research). As of June 30, 2018, QIAGEN employed approximately 4,800 people in over 35 locations worldwide. Further information can be found at http://www.qiagen.com.
Certain statements contained in this press release may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. To the extent that any of the statements contained herein relating to QIAGEN's products, launches, regulatory submissions, collaborations, markets, strategy, taxes or operating results, including without limitation its expected sales, adjusted net sales and adjusted diluted earnings per share results, are forward-looking, such statements are based on current expectations and assumptions that involve a number of uncertainties and risks. Such uncertainties and risks include, but are not limited to, risks associated with management of growth and international operations (including the effects of currency fluctuations, regulatory processes and dependence on logistics); variability of operating results and allocations between customer classes; the commercial development of markets for our products to customers in academia, pharma, applied testing and molecular diagnostics; changing relationships with customers, suppliers and strategic partners; competition; rapid or unexpected changes in technologies; fluctuations in demand for QIAGEN's products (including fluctuations due to general economic conditions, the level and timing of customers' funding, budgets and other factors); our ability to obtain regulatory approval of our products; difficulties in successfully adapting QIAGEN's products to integrated solutions and producing such products; the ability of QIAGEN to identify and develop new products and to differentiate and protect our products from competitors' products; market acceptance of QIAGEN's new products and the integration of acquired technologies and businesses; and the other factors discussed under the heading “Risk Factors” contained in Item 3 of our most recent Annual Report on Form 20-F. For further information, please refer to the discussions in reports that QIAGEN has filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC).

Contacts

John Gilardi
Vice President Corporate Communications and Investor Relations
+49 2103 29 11711 and +1 240 686 2222
John.gilardi@qiagen.com

Dr. Sarah Fakih
Director Investor Relations
+49 2103 29 11457
Sarah.fakih@qiagen.com

Dr. Thomas Theuringer
Senior Director Public Relations and Digital Communications
+49 2103 29 11826 and +1 240 686 7425
Thomas.theuringer@qiagen.com

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QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Six months
	ended June 30,
(In $ thousands, except per share data)	2018	2017
Net sales	720,764	656,696
Cost of sales	241,334	236,294
Gross profit	479,430	420,402
Operating expenses:
Research and development	79,154	74,838
Sales and marketing	197,932	187,654
General and administrative, restructuring, integration and other, net	80,838	92,436
Acquisition-related intangible amortization	20,231	19,358
Total operating expenses	378,155	374,286
Income from operations	101,275	46,116
Other income (expense):
Interest income	9,778	3,628
Interest expense	(30,855)	(20,743)
Other income (expense), net	4,903	(127)
Total other expense	(16,174)	(17,242)
Income before income taxes	85,101	28,874
Income taxes	15,990	(2,728)
Net income	69,111	31,602

Diluted net income per common share	$0.30	$0.14
Diluted net income per common share (adjusted)	$0.59	$0.51

Diluted shares used in computing diluted net income per common share	233,158	233,781

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(unaudited)

	Three months
	ended June 30,
(In $ thousands, except per share data)	2018	2017
Net sales	377,196	348,990
Cost of sales	123,440	124,433
Gross profit	253,756	224,557
Operating expenses:
Research and development	39,633	37,899
Sales and marketing	101,853	96,193
General and administrative, restructuring, integration and other, net	48,886	58,419
Acquisition-related intangible amortization	10,051	9,681
Total operating expenses	200,423	202,192
Income from operations	53,333	22,365
Other income (expense):
Interest income	5,104	1,718
Interest expense	(15,835)	(10,581)
Other income (expense), net	3,356	(1,111)
Total other expense	(7,375)	(9,974)
Income before income taxes	45,958	12,391
Income taxes	9,143	(1,560)
Net income	36,815	13,951

Diluted net income per common share	$0.16	$0.06
Diluted net income per common share (adjusted)	$0.33	$0.30

Diluted shares used in computing diluted net income per common share	233,784	232,681

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Three months ended June 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	377.2	253.8	53.3	46.0	(9.1)	20%	36.8	$0.16
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	—	0.4	21.9	21.9	(5.7)		16.2	0.07
Purchased intangibles amortization	—	15.7	25.8	25.8	(6.6)		19.1	0.08
Non-cash interest expense charges	—	—	—	8.3	—		8.3	0.04
Other special income and expense items	—	—	—	(5.6)	2.3		(3.3)	(0.02)
Total adjustments	—	16.1	47.7	50.3	(10.0)		40.4	0.17
Adjusted results	377.2	269.9	101.0	96.3	(19.1)	20%	77.2	$0.33

* Using 233.8 M diluted shares.

Three months ended June 30, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	349.0	224.6	22.4	12.4	1.6	NM	14.0	$0.06
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.6	1.3	35.1	35.1	(10.0)		25.1	0.11
Thereof efficiency program	—	0.6	13.5	13.5	(2.5)		11.0	0.05
Purchased intangibles amortization	—	20.9	30.5	30.5	(10.3)		20.2	0.09
Non-cash interest expense charges	—	—	—	5.1	—		5.1	0.02
Other special income and expense items	—	—	—	(0.3)	4.6		4.3	0.02
Total adjustments	0.6	22.2	65.6	70.4	(15.7)		54.7	0.24
Adjusted results	349.6	246.8	88.0	82.8	(14.1)	17%	68.7	$0.30

* Using 232.7 M diluted shares
 NM - Not meaningful
Tables may contain rounding differences

QIAGEN N.V.
RECONCILIATION OF REPORTED TO ADJUSTED FIGURES
(unaudited)

Six months ended June 30, 2018
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	720.8	479.4	101.3	85.1	(16.0)	19%	69.1	$0.30
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	0.1	0.6	26.4	26.4	(6.9)		19.5	0.08
Purchased intangibles amortization	—	30.4	50.6	50.6	(13.1)		37.6	0.16
Non-cash interest expense charges	—	—	—	16.6	—		16.6	0.07
Other special income and expense items	—	—	—	(8.3)	2.4		(5.9)	(0.03)
Total adjustments	0.1	31.0	77.0	85.3	(17.6)		67.7	0.29
Adjusted results	720.8	510.4	178.3	170.4	(33.6)	20%	136.8	$0.59

* Using 233.2 M diluted shares.

Six months ended June 30, 2017
(In $ millions, except EPS data)

	Net Sales	Gross Profit	Operating Income	Pre-tax Income	Income Tax	Tax Rate	Net Income	Diluted EPS*
Reported results	656.7	420.4	46.1	28.9	2.7	NM	31.6	$0.14
Adjustments:
Business integration, acquisition and restructuring related items (including litigation)	1.2	2.4	44.8	44.8	(12.5)		32.3	0.14
Thereof efficiency program	—	0.9	17.4	17.4	(3.3)		14.1	0.06
Purchased intangible amortization	—	41.5	60.9	60.9	(20.6)		40.3	0.17
Non-cash interest expense charges	—	—	—	10.1	—		10.1	0.04
Other special income and expense items	—	—	—	(0.2)	5.5		5.3	0.02
Total adjustments	1.2	43.9	105.7	115.6	(27.6)		88.0	0.37
Adjusted results	657.9	464.3	151.8	144.5	(24.9)	17%	119.5	$0.51

* Using 233.8 M diluted shares
 NM - Not meaningful
Tables may contain rounding differences

QIAGEN N.V.
CONDENSED CONSOLIDATED BALANCE SHEETS

(In $ thousands, except par value)	June 30, 2018	December 31, 2017
Assets	(unaudited)
Current assets:
Cash and cash equivalents	674,413	657,714
Short-term investments	225,774	359,198
Accounts receivable, net	314,668	329,138
Income taxes receivable	43,230	39,509
Inventories, net	158,235	155,927
Prepaid expenses and other current assets	271,315	106,487
Total current assets	1,687,635	1,647,973
Long-term assets:
Property, plant and equipment, net	492,027	494,321
Goodwill	2,101,461	2,012,904
Intangible assets, net	565,378	499,318
Deferred income taxes	40,211	39,353
Other long-term assets	422,353	344,647
Total long-term assets	3,621,430	3,390,543
Total assets	5,309,065	5,038,516
Liabilities and Equity
Current liabilities:
Current portion of long-term debt	420,993	—
Accounts payable	60,942	59,205
Accrued and other current liabilities	444,482	244,114
Income taxes payable	14,777	21,473
Total current liabilities	941,194	324,792
Long-term liabilities:
Long-term debt, net of current portion	1,341,496	1,758,258
Deferred income taxes	93,551	76,727
Other long-term liabilities	408,964	337,743
Total long-term liabilities	1,844,011	2,172,728
Equity:
Common shares, EUR .01 par value: Authorized - 410,000 shares, issued - 203,829 shares	2,702	2,702
Additional paid-in capital	1,649,368	1,630,095
Retained earnings	1,268,140	1,247,945
Accumulated other comprehensive loss	(279,644)	(220,759)
Less treasury stock, at cost — 3,793 and 4,272 shares in 2018 and 2017, respectively	(116,706)	(118,987)
Total equity	2,523,860	2,540,996
Total liabilities and equity	5,309,065	5,038,516

QIAGEN N.V.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Six months ended June 30,
(In $ thousands)	2018	2017
Cash flows from operating activities:
Net income	69,111	31,602
Adjustments to reconcile net income to net cash provided by operating activities, net of effects of businesses acquired:
Depreciation and amortization	107,609	111,348
Non-cash impairments	10,644	3,122
Amortization of debt discount and issuance costs	16,950	10,432
Share-based compensation expense	19,273	19,058
Deferred income taxes	3,325	(2,101)
(Gain) loss on marketable securities	(3,007)	1,055
Other items, net including fair value changes in derivatives	(11,283)	(4,384)
Net changes in operating assets and liabilities:
Accounts receivable	1,087	13,480
Inventories	(19,344)	(18,750)
Prepaid expenses and other current assets	2	(7,259)
Other long-term assets	(30,718)	(1,676)
Accounts payable	(7)	(4,404)
Accrued and other current liabilities	11,246	2,856
Income taxes	(8,411)	(24,425)
Other long-term liabilities	(239)	(438)
Net cash provided by operating activities	166,238	129,516
Cash flows from investing activities:
Purchases of property, plant and equipment	(42,866)	(37,907)
Proceeds from sale of equipment	7	42
Purchases of intangible assets	(23,542)	(18,116)
Purchases of investments	(15,625)	(584)
Cash paid for acquisitions, net of cash acquired	(172,831)	(49,678)
Purchases of short-term investments	(176,289)	(36,209)
Proceeds from redemptions of short-term investments	311,700	65,234
Cash paid for collateral asset	(17,362)	(2,296)
Other investing activities	16,337	—
Net cash used in investing activities	(120,471)	(79,514)
Cash flows from financing activities:
Proceeds from long-term debt, net of issuance costs	—	300,155
Capital repayment	—	(243,945)
Principal payments on capital leases	(657)	(674)
Proceeds from issuance of common shares	1,286	2,999
Purchase of treasury shares	(20,782)	—
Other financing activities	(5,219)	(10,187)
Net cash (used in) provided by financing activities	(25,372)	48,348
Effect of exchange rate changes on cash and cash equivalents	(3,696)	5,311
Net increase in cash and cash equivalents	16,699	103,661
Cash and cash equivalents, beginning of period	657,714	439,180
Cash and cash equivalents, end of period	674,413	542,841

Reconciliation of Free Cash Flow(1)
Net cash provided by operating activities	166,238	129,516
Purchases of property, plant and equipment	(42,866)	(37,907)
Free Cash Flow	123,372	91,609

(1) Free cash flow is a non-GAAP financial measure and is calculated from cash provided by operations reduced by investments in fixed assets. QIAGEN believes this is a common financial measure useful to further evaluate the results of operations.